Exhibit No. 12

FLORIDA POWER CORPORATION

d/b/a Progress Energy Florida, Inc.

Computation of Ratio of Earnings to Fixed Charges

For the Twelve Months Ended June 30

(dollars in millions)	2011	2010
Earnings, as defined:
Net income	$446	$475
Fixed charges, as below	279	264
Income taxes	263	267

Total earnings, as defined	$988	$1,006

Fixed Charges, as defined:
Interest on long-term debt	$257	$246
Other interest	18	15
Imputed interest factor in rentals – charged principally to operating expenses	4	3

Total fixed charges, as defined	$279	$264

Preferred dividends, as defined	2	2

Total fixed charges and preferred dividends combined	$281	$266

Ratio of Earnings to Fixed Charges	3.54	3.81

Ratio of Earnings to Fixed Charges and Preferred Dividends Combined	3.52	3.78